

December 27, 2010

Richard R. Lavin
Executive Vice President and Secretary
Cole Corporate Income Trust, Inc.
2555 East Camelback Road
Suite 400
Phoenix, AZ 85016

> **Re: Cole Corporate Income Trust, Inc.**
> **Amendment No. 3 to Registration Statement on**
> **Form S-11**
> **Filed December 7, 2010**
> **File No. 333-166447**

Dear Mr. Lavin.:

We have reviewed Amendment No. 3 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers About This Offering, page 1

How is an investment in shares of your common stock different…., page 4

1.   We note your response to prior comment 1 of our letter dated November 19, 2010. Currently this Q&A only discusses the correlation to the stock market and associated volatility. It would appear there are other differences between you and listed REITs other than what you have disclosed. As such, we previously requested you simply address that "difference" in this Q&A. Please revise to highlight the lack of liquidity associated with an investment in you here.

2.   In connection with the preceding comment, please revise to clarify that while the "estimated value" determined by the board may be less correlated with the market, shareholders' ability to access such value is limited to the redemption plan, which may also be suspended or terminated at your option.

3.   Because this Q&A is part of your summary section, please revise to provide brevity in the answer included here.

Management, page 56

4.   We note your response to comment 4 and the revised disclosure on page 64 that your advisor "has access to all the resources" within the Cole Real Estate Investments organization. Please revise to clarify the agreement that provides your advisor with the noted access and discuss the purpose of not contracting directly with the Cole entities that will actually directly provide your services. Also, please clarify if your advisor will have any assets with which to remedy any breach of fiduciary duty.

5.   Considering your advisor was recently formed, please clarify if your advisor will have to rely on the other Cole entities to fulfill the obligations and duties owed to you. If so, clarify that such entities will be compensated separately through the operating expense reimbursements, except for executive officer salaries and acquisition services. Also, please clarify if you will reimburse your advisor for its officers' salaries.

Management Compensation, page 70

6.   We note that your operating expense payments to CCI Advisors include reimbursements related to your acquisition expenses and operational expenses. Please revise to clarify if you differentiate between the two types of expenses. If not, please revise to clarify how you account for the reimbursements when determining whether the limitations disclosed in footnotes 5 and 7 are reached.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Richard R. Lavin
Executive Vice President and Secretary
Cole Corporate Income Trust, Inc.
December 27, 2010
Page 3

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551- 3468 or Cicely LaMothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney – Advisor

Cc: Heath D. Linsky, Esq.
via facsimile (404) 365-9532